FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.
55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 21, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic and William Hill finalize 3-year renewal contract, launch Spanish poker site

Contract includes substantially unchanged financial terms, enhanced exclusivity and incentives to increase gaming activity

December 21, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced that its wholly-owned subsidiary WagerLogic Limited has executed a final contract with William Hill, one of the best-known names in European betting and gaming. Under the new contract, the companies have renewed their relationship for another three years on financial terms that are materially the same as those in their former agreement, with incentives to increase gaming activity. The companies have also launched a new Spanish language poker site, at www.williamhillpoker.co.uk (or es.williamhillpoker.com).

“We are very excited about the prospect of continuing our partnership with William Hill—an icon in the UK betting market and one of CryptoLogic’s most important relationships,” said Lewis Rose, CryptoLogic’s President and CEO. “While much of the online gaming world has only recently started paying attention to the UK and continental Europe, we have been focusing our attention on these markets for the past five years. Our relationship with William Hill exemplifies our strength in the region and the success of our strategy.”

The contract will provide enhanced rights of exclusivity to CryptoLogic as software provider of choice for William Hill’s key online casino and poker businesses. While the financial terms remain unchanged based on historical activity levels, William Hill will be rewarded with lower marginal rates for increases in gaming activity. Such increases are expected based on new development and business initiatives planned by the companies.

“Based on our seven-year history with CryptoLogic and the exciting initiatives already underway, like Spanish Poker, I am confident that we will grow our business significantly,” said Peter Nolan, William Hill’s Group Director, Remote Channels. “CryptoLogic powers one of the largest poker networks in the world, with particularly strong liquidity in European markets. Their award-winning Internet casino software—both download and non-download versions—creates an engaging entertainment experience that draws new players to our sites and keeps current players coming back.”

The regulations under the UK Gambling Act are scheduled for completion on September 1, 2007, and are expected to have implications for the businesses of both companies. Under the agreement, the companies have committed to work together to achieve a mutually beneficial result in the new environment. If such a result can’t be reached, both parties have a right to terminate the contract or portions thereof.

The Spanish language poker site adds to the Greek site that CryptoLogic previously developed for William Hill.

Rose added, “Spain is one of Europe’s biggest poker markets and the country is embracing Internet gaming. Europe is an increasingly competitive market, so we’ll continue to give our licensees an edge and distinguish CryptoLogic as the software provider of choice through more language-specific offerings like Spanish poker.”

CryptoLogic-developed games are featured at William Hill’s gaming sites, including www.williamhillcasino.com, and www.williamhillpoker.com. Recently, CryptoLogic also announced new contracts with Betsafe and DTDPoker, both European poker rooms with strong potential.

“With a new poker customer launched this month, other poker and casino customers that will debut early next year and ongoing business that is secure in long-term agreements, we are excited about the future,” said A.J. Slivinski, WagerLogic’s Managing Director.

About William Hill
Founded in 1934, William Hill is one of the best-known names in the UK betting industry. It is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement with Prizes machines and Fixed Odds Betting Terminals in licensed betting offices and operating online casino and poker sites, and greyhound stadia. It is a market leader in all major betting channels in the UK with an established international presence through its online businesses.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.